Michael P. Rissman
General Counsel
(480) 627-2375
May 19, 2010
Ms. Mindy Hooker
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-4631

Re:	Republic Services, Inc. Form 10-K for the year ended December 31, 2009 File No. 1-14267
Dear Ms. Hooker:
The following is a response to the comment letter, dated May 5, 2010, of the Staff of the Securities and Exchange Commission regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”). Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response immediately thereafter.
Notes to Consolidated Financial Statements
16. Commitments and Contingencies, page 144
We have read your response to comment three of our letter dated April 27, 2010 and we appreciate the additional information. Please note that the guidance throughout ASC 450-20 is clearly situation specific. Probability and estimation only have context with regard to a single situation, or a group of closely related situations. Aggregating the reasonably possible range of loss of disparate litigation contingencies, does not provide the same level of transparency as addressing each material situation. Based on the clear guidance under generally accepted accounting principles, as noted in Example 1 in ASC 420-20-55-18, litigation contingencies require that the range of additional exposure to loss be disclosed. We also direct you to the additional litigation examples in ASC 420-20 55-21 through 55-37. In future filings, if any one litigation, (or any other contingent liability) has a reasonable possibility of loss in excess of the amounts accrued and such amount could be material, please separately disclose this range of loss in accordance with
Republic Services, Inc. • 18500 N. Allied Way • Phoenix, Arizona 85054 • (480) 627-2700 / FAX (480) 627-2701

Ms. Mindy Hooker
United States Securities and Exchange Commission
May 19, 2010

generally accepted accounting principles. Please refer to ASC Topic 450-20 for more guidance about the requirements to record and disclose contingencies.
     In future filings, if any one litigation or other contingent liability has a reasonable possibility of loss in excess of the amount accrued and the amount of such excess is material, we will separately disclose this range of loss in accordance with generally accepted accounting principles. To clarify the statement regarding litigation matters in our letter dated April 30, 2010, we do not believe that the excess of the range of reasonably possible loss over the amount accrued for any single matter was material as of March 31, 2010.
* * * * *
In connection with responding to the Staff’s comment, we acknowledge the following:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the response provided above fully addresses the Staff’s comment. If you have any questions, please call me at (480) 627-2375.
Sincerely,
/s/ Michael P. Rissman
Michael P. Rissman
Executive Vice President,
  General Counsel and Corporate Secretary
cc:
Securities and Exchange Commission:

Ms. Mindy Hooker
United States Securities and Exchange Commission
May 19, 2010

John Hartz
Edward M. Kelly
Dieter King
Republic Services, Inc.:
Tod C. Holmes, Executive Vice President and Chief Financial Officer
Charles F. Serianni, Vice President and Chief Accounting Officer
Mayer Brown LLP:
Jodi A. Simala